

January 15, 2015

Via E-mail
Vincent Wenbin Qiu
Chief Executive Officer
Baozun Cayman, Inc.
Building No. H, No. 1188 Wanrong Road
Zhabei District, Shanghai
The People's Republic of China 200436

> **Re:** **Baozun Cayman Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2014**
> **CIK No. 0001625414**

Dear Mr. Wenbin Qiu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide the dollar equivalent amounts for the amounts listed in renminbi throughout your disclosure.

3. We note references throughout your prospectus to third-party sources, including iResearch Report, National Bureau of Statistics of China, China Internet Network Information Center, and Euromonitor International, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also tell us if any reports, other than the iResearch Report, were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Prospectus Summary, page 1

4. Since investors will be investing in a holding company that does not directly own its operations in China, please make this clear in the first paragraph of the prospectus summary under "Corporate History and Structure." It must be clear that the business you are describing is not the registrant's business but is the business of your variable interest entity.

Our Challenges, page 3

5. Please add a brief description of any risks involved in investing in your ADSs.

Corporate History and Structure, page 4

6. Please add a diagram to the prospectus summary to illustrate your corporate structure and the place of incorporation of each of your significant subsidiaries and VIE as of the date of this prospectus. In this regard, we the note the diagram you have provided on page 59.

7. Please disclose under this heading that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

8. We note disclosure throughout your prospectus that you operate your website through your VIE. Please briefly describe any material business operations conducted by the other entities included in the diagram on page 59.

Risk Factors, page 13

If the PRC government deems that the contractual arrangements, page 29

9. Please file as an exhibit to the registration statement Fangda Partners' legal opinion referenced here and elsewhere. Additionally, please ensure that the opinion includes the analysis and conclusions referenced in your registration statement.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business, page 31

10. Please expand your risk factor to address the term and termination provisions of your contractual arrangements.

11. We note your disclosure on page 60 that your VIE has entered into an equity pledge agreement. Please clarify whether this equity pledge agreement is required to be registered with SAIC and revise this risk factor accordingly.

12. We note your disclosure that "[i]n the event [you] are unable to enforce [y]our contractual arrangements, [you] may not be able to exert effective control over [y]our VIE, and [y]our ability to conduct the Maikefeng business may be negatively affected." Please expand your discussion to describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities, including a discussion of the negative consequence to your business and potential effect on shareholders.

PRC regulations of loans to PRC entities and direct investment, page 32

13. Please qualify or quantify the "statutory limits" referenced in the second sentence of the first paragraph under this heading.

Enforceability of Civil Liabilities, page 56

14. Please revise your discussion to make clear what is the "common law doctrine of obligation."

Contractual Arrangements with Shanghai Zunyi and its Shareholders, page 60

15. Please include the duration of these arrangements and any provision related to termination of the contractual arrangements between your wholly-owned subsidiary, Shanghai Baozun and your PRC VIE, Shanghai Zunyi, and its shareholders. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations

under the contractual arrangements, you could be limited in your ability to enforce that contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs' financial results with your financial results.

16. Please revise to clarify how, through the contractual agreements, you receive economic benefits generated from the VIE and clarify, if true, that this does not mean you actually receive all of the VIE's revenues.

Management's Discussion & Analysis, page 65

17. Please provide the percentage of revenues derived from your VIE, as well as your expectations for future contributions by your VIE to your revenues (e.g., substantially all your revenues).

Description of Certain Statements of Operations Items, page 67

Net Revenues, page 67

18. Please expand your disclosure regarding how you determine the percentage of GMV that sellers pay to you and specifically, the average fees that you receive from merchandise sold on Tmall. In this regard, we note your disclosure on page 15 that "[a] substantial majority of our GMV is derived from merchandise sold or services rendered on the Tmall marketplace."

Critical Accounting Policies, page 70

Revenue Recognition, page 70

19. Your disclosures regarding revenues generated by product sales indicate that you sometimes recognize revenue on a gross basis and you sometimes recognize revenue on a net basis. Please describe to us in detail the circumstances under which you recognize revenue from product sales on a gross basis and the circumstances under which you recognize this revenue on a net basis. Your response should clearly explain how you determine whether you take title to these goods from your brand partners prior to selling them through your online stores and Maikefeng platform and how you consider any rights of return you have to your suppliers. Also tell us what percentage of your product sales result in gross revenue recognition and what percentage result in net revenue recognition. If the vast majority of product sales revenue is recognized on a gross basis, please revise your disclosure to clarify this for your investors.

20. We note your disclosure that revenue generated from services is recorded on a net basis. Please explain to us whether you net any expenses that you incur against this revenue line item or whether all expenses you incur in the provision of services are classified on your

statements of operations as operating expenses. If you net certain expenses against the "Services" net revenue line item on your statements of operations, please describe those expenses to us to assist us in better understanding your disclosure.

Share-based Compensation, page 72

21. We note that the expected term you have used to measure the fair value of your share options is the contract life of the option, which is 10 years. With reference to ASC 718-10-55, please tell us how you determined this assumption was appropriate, including describing how you considered your employees' expected exercise and postvesting employment termination behavior. Please also tell us if you performed any sensitivity analysis regarding other reasonably likely assumptions about the expected term and the effect of those assumptions on your estimate of share based compensation expense.

Fair value of Our Ordinary Shares, page 73

22. Please revise your critical accounting policy to disclose in an appropriate location, if true, that the estimates used to determine the fair value of your ordinary shares will not be necessary to determine the fair value of new awards once your ADS begin trading.

23. We note the large increase in the fair value per ordinary share from the June 28, 2013 valuation to the August 29, 2014 valuation. We further note your explanation that this increase was caused by a strong growth in sales, increased sales of products with higher margins, the launch of the new business platform and increased GMV. However, it appears from your unaudited condensed consolidated statements of operations for the nine months ended September 30, 2014 and 2013 that total net revenues decreased over this period and that loss from operations, net loss and net loss per share attributable to ordinary shareholders increased. It is also unclear how significantly the increase in GMV would contribute to the fair value of your shares given the significant decline in revenue as a percentage of GMV. Please further explain to us the 123% increase in the fair value of your shares in the context of these changes in your results of operations.

24. We note that the volatility assumption used in the allocation of enterprise value to preferred and ordinary shares was different than the volatility assumption used to determine share based compensation expense on page 73. Please explain to us the reason for this difference.

Results of Operations, page 79

25. Please revise the analysis of changes in your net revenues or another appropriate location within MD&A to better explain why your net revenue as a percentage of GMV has significantly decreased. In this regard, we note that net revenue as a percentage of GMV was 65% in 2012, 58% in 2013, and 44% in the nine months ended September 30, 2014. Since we assume there is a direct relationship between changes in your product sales and

changes in GMV, and since we further assume that much of your service revenue is variable based on GMV, it is unclear to us why your GMV has increased at a significantly faster rate than your total revenue. Please also disclose whether you expect this trend to continue in the future, and if so, why.

26. We note that your analysis of the changes in your cost of products includes an analysis of changes in the gross profit margin resulting from your product sales. Please tell us why you do not provide a similar analysis of the changes in the gross profit margin resulting from your sales of services. To assist us in understanding this matter, please tell us in detail how you considered whether you incur any direct costs related to your provision of services and how you considered presenting a category of expenses titled cost of services to comply with Rule 5.03.2 of Regulation S-X.

Liquidity and Capital Resources, page 83

Operating Activities, page 86

27. We note your discussion of increases in your working capital accounts such as accounts receivable, inventory, and accounts payable. To put these increases into better context, please tell us how you considered discussing these changes in terms of turnover days.

Investing Activities, page 86

28. We note your disclosure that net cash used in investing activities consisted primarily of restricted cash, which includes cash pledged to banks to secure the letters of credit facilities. Please tell us and disclose within your discussion of Liquidity the relevant terms of these letters of credit facilities including the maximum amount that could be issued and the current amount of letters of credit issued. Additionally, please tell us where you have disclosed the terms of these letters of credit facilities within the footnotes to your financial statements.

Capital Expenditures, page 87

29. Please add information concerning the principal capital expenditures currently in progress, including the method of financing. In this regard, we note references throughout your prospectus to future plans to "invest in [y]our fulfillment infrastructure and technology platform," "continue to expand your business internationally" and "connect [y]our BI software with Alimama, Alibaba's online marketing platform." See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

Business, page 95

30. We note the description of the solutions and services you offer, including IT Services, Store Operations, Digital Marketing, Customer Service, Warehousing and Fulfillment

and Maikefeng, in the Overview on page 95 and in more detail beginning on page 100. We believe your current disclosures may imply that most of your revenue is generated by providing services to your brand partners. However, your statements of operations indicate that more than 80% of your total revenues are from product sales. Please revise the description of your business, both here and within your prospectus summary, to prominently disclose that the majority of your revenue is generated from product sales and to describe those product sales. For example, you may wish to provide a description of your three business models and a clear statement that the majority of your revenue is generated under the distribution model both on page 95 and in your prospectus summary.

31. We note your disclosure on page 101 concerning the media services you provide for your brand partners. Please tell us if all revenue from these media services is recorded as service revenue on a net basis.

Regulation, page 112

Industry Catalog Relating to Foreign Investment, page 112

32. Please expand your discussion and clarify the current status of the "higher-level approvals" required for the goods sold under the consignment and distribution models. In this regard, we note your disclosure that the sale of goods under the consignment and distribution models is in the restricted category of the Guidance Catalog of Industries for Foreign Investment and is subject to "certain higher-level approvals" and that for the permitted category "[y]our PRC subsidiaries have obtained all material approvals."

Share Option Rules, page 118

33. Please include discussion of the status of registration for the option plans discussed under "Share Incentive Plans, page 125."

Management, page 120

34. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Board of Directors, page 122

35. Please clarify whether you have any procedures for handling conflicts of interests and whether directors are required to disclose conflicts of interest.

Principal Shareholders, page 127

36. Disclose, by footnote or otherwise, the natural person(s) who have investment and/or voting control over the entities that are listed in your table. If any of the entities listed are

public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, by analogy.

Information Reporting and Backup Withholding, page 159

37. Please include discussion of the requirements for reporting foreign financial assets under the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Underwriting, page 160

38. Please disclose, as a percentage of the total offering amount, the underwriting discounts and commissions you have agreed to pay your underwriters. See Item 4 of Form F-1 and Item 9.F.1 of Form 20-F.

Consolidated Financial Statements, page F-1

2. Summary of Significant Principal Accounting Policies, page F-10

(p) Revenue, page F-14

39. Please refer to your discussion of multiple element arrangements on page F-15. You indicate that revenue is allocated using estimated selling prices if you do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. You then state in the next sentence that the arrangement price is allocated to each element based on the estimated selling prices (BESP). Please tell us whether the second of these two sentences is intended to convey that neither vendor-specific objective evidence nor third-party evidence of selling prices exist for any of your deliverables. If so, please explain to us why vendor-specific objective evidence and third-party evidence do not exist. Alternatively, revise your disclosure to better indicate how often you are able to use vendor-specific objective evidence, how often you are able to use third-party evidence, and how often you must use your best estimate of the selling price.

14. Commitments, page F-27

40. We note the disclosures elsewhere in your filing concerning annual and bi-annual contractual arrangements with your brand partners. Please describe the terms of these agreements to us, including clarifying whether these contracts obligate you to make any minimum level of purchases of goods from your brand partners.

41. We note that you have no disclosures about contingencies. With reference to your disclosure on page 14 that your operation of Maikefeng may violate the non-compete agreements with some of your brand partners, please provide us with your analysis under ASC 450-20-50 to support your lack of disclosure about this matter as a contingency.

Similarly, with reference to your disclosure on page 23 that the lessors of some of your leased properties have not provided you with sufficient documents to prove their ownership of the premises or their right to lease the premises, please provide us with your analysis under ASC 450-20-50 to support your lack of disclosure about this matter as a contingency.

19. Segment and Geographic Information, page F-33

42. We note that more than 80% of your total revenue comes from the resale of your brand partners' products. Since it appears that these products include diverse categories such as apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile, please tell us how you considered quantifying the revenue from each significant category of product sales to comply with ASC 280-10-50-40. In this regard, given the disclosures elsewhere in your filing concerning the impact of product mix on your product sales gross profit margin, it appears that this would be valuable information to your investors. Similarly, we note that your service revenue relates to several types of services including IT Services, Store Operations, Digital Marketing, Customer Service, Warehousing and Fulfillment and Maikefeng. Please tell us how you considered quantifying the revenue from each significant category of services to comply with ASC 280-10-50-40.

17. Restricted Net Assets, page F-56

43. We note your disclosure that PRC regulations currently permit payment of dividends only out of the Group's PRC subsidiaries accumulated profits as determined in accordance with PRC accounting standards and regulations and that the Group has been in a loss position since incorporation. Please tell us what consideration you gave to providing Schedule I as described in Rule 12-04 of Regulation S-X.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director